20008581

SEC Mail Processing

MAR 02 2020

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68917

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
M2O Private Fund Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1N. Lexington Avenue, Suite 500
(No. and Street)

White Plains	New York	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Rolfe — (914) 368-7972
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Hallock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M2O Private Fund Advisors LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner
Title

Notary Public

CHARMAINE MARIE LAWRENCE
Notary Public – State of New York
NO. 01LA6217476
Qualified in Westchester County
My Commission Expires Feb 8, 2022

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M_2O PRIVATE FUND ADVISORS LLC

Contents

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
M_2O Private Fund Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of M_2O Private Fund Advisors LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2012.

EISNERAMPER LLP
New York, New York
February 27, 2020

M_2O PRIVATE FUND ADVISORS LLC

Statement of Financial Condition
December 31, 2019

ASSETS	
Cash	$ 3,415,082
Accounts receivable	13,566,974
Fixed assets, at cost (less accumulated depreciation of $73,351)	200,434
Capital lease right of use asset	1,288,887
Prepaid expenses	27,194
Other assets	150,327
	$ 18,648,898
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable	$ 122,954
Capital lease liability	1,379,042
Deferred revenue	50,000
Total liabilities	1,551,996
Members' equity	17,096,902
	$ 18,648,898

See notes to statement of financial condition

NOTE A - ORGANIZATION AND BUSINESS

M_2O Private Fund Advisors LLC (the "Company") is a limited liability company and was formed under the laws of the State of New York on May 26, 2011. On April 16, 2012, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and, as such, is registered with the Securities and Exchange Commission (the "SEC").

As an introducing broker-dealer, the Company acts primarily as a broker selling limited partnership units and actively engages in the sale and marketing of private placements. The Company does not carry accounts for customers or perform any custodial functions related to any securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Fair value of financial instruments

The recorded amounts of the Company's cash, receivables, other assets (deposits) and accounts payable approximate their fair values principally because of the short-term nature of these items.

[3] Income from underwriting and selling groups:

Advisory fees include financial, strategic and marketing advice to private equity fund managers. Such advisory services are either provided on a standalone basis or in contemplation of a potential fund placement and are satisfied over time. Fees related to this performance obligation are recognized over time as the client simultaneously receives and consumes the benefit of the advisory services as they are provided.

Placement fee and secondary fee revenues are earned at a point in time, normally at the closing of each transaction as long as all engagement terms have been satisfied and the amount is not subject to any contingencies. For performance obligations that are satisfied at a point in time, the Company has determined that the client is able to direct the use of, and obtain substantially all the benefits from, the output of the service at the time it is provided to the client. Placement fees and secondary fees are typically payable upon completion of a fund closing or at the time an investor transfers a security interest in a fund.

The Company may receive non-refundable upfront fees or retainers from clients which are recorded as deferred revenue and recognized as revenue when the performance obligation is satisfied and/or service is transferred to the client.

The Company does not treat reimbursable expenses incurred on behalf of clients as an expense, and, similarly, does not treat the reimbursement as revenue, as such items were not significant during the year ended December 31, 2019.

The Company may incur costs such as advertising, marketing, travel and other costs necessary to secure new contracts with new clients. The Company has determined that these costs are ordinary, recurring business expenses required to operate its business and would have been incurred

regardless of whether any one contract with a client was obtained. Additionally, the Company does not expect to recover any of these costs from the client; therefore, the costs of obtaining contracts with new clients are expense as incurred.

[4] Accounts receivable:

The Company's largest asset is accounts receivable (approximately 73% of total assets) as of December 31, 2019. Approximately 98% of the outstanding receivables balance is due from twelve clients. In the normal course of its business and pursuant to its engagement agreements, the Company earns advisory, placement and secondary fee income which may be paid on an installment basis by its clients, generally payable on a quarterly basis over a six month to two year period, with interest charged on the outstanding balance. With respect to fees paid over time, the Company has determined there is not a significant financing component relating to such contracts. The Company is also entitled to be reimbursed by its clients for certain travel and other expenses. The Company evaluates collectability of accounts receivable based on the creditworthiness of each client. An allowance for doubtful accounts is established, if necessary, based on the results of management's assessment of collectability. At December 31, 2019, the fees receivable were considered by management to be collectible in full. Therefore, no allowance for doubtful accounts has been provided at December 31, 2019.

[5] Cash:

The Company's cash balance is held by one financial institution. The cash held may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

[6] Fixed assets:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated lives of the assets. Fixed assets are depreciated on a straight-line basis as follows:

Furniture & fixtures	5 years
Leasehold improvements	Shorter of useful life or lease term
Office equipment	3 years

[7] Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee of a noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the incremental borrowing rate is used based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus

unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company does not have short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

[8] Income taxes:

The Company has elected to be treated as a partnership for federal and state income tax purposes. As such, net profit or losses generated by the Company are included in the tax returns of the members. Accordingly, no provision for income taxes has been included in the accompanying financial statements. At present, the Company is only doing business in New York State. During the year ended December 31, 2019, the Company had no income from other jurisdictions which would impose income tax on it.

There are currently no income tax returns under audit. Furthermore, the management of the Company is not aware of any tax positions which, more likely than not, will result in any material tax liabilities which should be recorded or disclosed in the accompanying financial statements. The Company has not recognized in these financial statements any interest or penalties related to income taxes and has no material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

[9] Profit sharing plan:

The Company maintains a 401(k) profit-sharing plan available to eligible employees. Employee contributions are voluntary, determined on an individual basis and limited to the maximum allowable under federal tax regulations. The plan provides for the Company to make contributions for the benefit of the employees.

NOTE C - FIXED ASSETS

Components of fixed assets included in the statement of financial condition at December 31, 2019 were as follows:

Furniture and fixtures	$ 36,020
Leasehold improvements	216,989
Office equipment	20,776
Total cost	273,785
Less accumulated depreciation	(73,351)
Total cost less accumulated depreciation	$200,434

The Company's policy is to expense all furniture, fixture and other equipment expenditures of $1,000 or less. The Company capitalized $204,742 of furniture, fixture and other equipment in 2019.

NOTE D - REGULATORY REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined, which shall be the greater of $5,000 or 6 2/3% of aggregated indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as regulated by FINRA. At December 31, 2019, the Company had net capital of $3,151,972, which exceeded the required net capital by $3,134,431.

NOTE E - COMMITMENTS

The Company has an obligation as a lessee for office space, effective August 1, 2019 with an initial noncancellable terms in excess of one year. The Company has classified this lease as an operating lease. This lease has a term of seven (7) years and six (6) months and includes an option to extend the term of the lease for one (1) additional period of five (5) years. Because the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term, and associated payments under this renewal option is excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

2020	$ 210,754
2021	234,244
2022	238,968
2023	243,693
2024	248,417
Thereafter	532,528
Total undiscounted lease payments	$ 1,708,604
Less imputed interest	(329,562)
Total lease liability	$ 1,379,042

The Company utilized a discount rate of 6% to compute the right of use asset at commencement date of lease and corresponding lease liability.

NOTE F – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).